Via Facsimile and U.S. Mail
Mail Stop 4720

October 8, 2009

Mr. Richard T. Clark
Chairman, President and Chief Executive Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, N.J. 08889-0100

Re: Merck & Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-03305

Dear Mr. Clark:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief